September 18, 2013

VIA EDGAR and E-mail
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Brian Cascio, Accounting Branch Chief

Re:	Electro Scientific Industries, Inc.
Form 10-K for the Fiscal Year Ended March 30, 2013
Filed June 12, 2013
Form 8-K dated August 6, 2013
Filed August 6, 2013
File No. 000-12853

Dear Mr. Cascio,

On behalf of Electro Scientific Industries, Inc. (the "Company"), we hereby submit this letter in response to the comments made by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to the above-referenced filings set forth in its comments letter dated September 11, 2013 (the "Staff Letter"). The following response is numbered in accordance with the comments in the Staff Letter. For your convenience, we restate the comment from the Staff Letter in bold before the response.

Form 8-K filed August 6, 2013

1.
We note that you present the non-GAAP information and the related reconciliation required by S-K Item 10(e) in the form of an "adjusted" income statement. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

The Company has noted the Staff's comment and will revise the manner in which it presents reconciliations to non-GAAP items on its income statement. In future filings, rather than include an “adjusted” income statement, the Company will provide reconciliations only for the most directly comparable financial measure calculated and presented in accordance with GAAP.

In connection with the Company's response to the comment set forth in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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13900 NW Science Park Drive • Portland, Oregon 97229-5497 • 503.641.4141 (T) • 503.671.5551 (F) • www.esi.com

We hope the foregoing is responsive to your comments. Please do not hesitate to contact me at (503) 671-5413 if you have any questions or further comments regarding our response.

Very truly yours,

/s/ Paul Oldham
Paul Oldham
Vice President of Administration, Chief Financial Officer and Corporate Secretary